UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

MeridianLink, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58985J105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Thoma Bravo UGP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,463,246
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,463,246

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,463,246
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 50.28%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 80,479,375 shares of the Issuer’s Common Stock, par value $0.001 per share, outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Thoma Bravo Discover Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,790,225
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,790,225

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,790,225
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.86%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 80,479,375 shares of the Issuer’s Common Stock, par value $0.001 per share, outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Thoma Bravo Discover Fund A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,441,398
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,441,398

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,441,398
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.28%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 80,479,375 shares of the Issuer’s Common Stock, par value $0.001 per share, outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Thoma Bravo Discover Fund II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,986,203
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,986,203

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,986,203
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 17.38%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 80,479,375 shares of the Issuer’s Common Stock, par value $0.001 per share, outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Thoma Bravo Discover Fund II-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,936,909
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,936,909

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,936,909
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 7.38%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 80,479,375 shares of the Issuer’s Common Stock, par value $0.001 per share, outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

1.	Names of Reporting Persons Thoma Bravo Discover Executive Fund II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 308,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 308,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Beneficial ownership representing less than 1% is denoted with an asterisk (*).
(2)	Calculated based on 80,479,375 shares of the Issuer’s Common Stock, par value $0.001 per share, outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 3, 2021.

Item 1(a).	Name of Issuer

MeridianLink, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1600 Sunflower Avenue, #200 Costa Mesa, CA 92626

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Thoma Bravo UGP, LLC (“TB UGP”)

(ii)  Thoma Bravo Discover Fund, L.P. (“TB Discover”)

(iii)  Thoma Bravo Discover Fund A, L.P. (“TB Discover A”)

(iv) Thoma Bravo Discover Fund II, L.P. (“TB Discover II”)

(v)   Thoma Bravo Discover Fund II-A, L.P. (“TB Discover II-A”)

(vi) Thoma Bravo Discover Executive Fund II, L.P. (“TB Discover Exec II”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O Thoma Bravo, L.P. 150 North Riverside Plaza, Suite 2800 Chicago, IL 60606

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Shares”).

Item 2(e).	CUSIP Number

58985J105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

With respect to the reported securities; 16,790,225 Common Shares are held directly by TB Discover, 3,441,398 Common Shares are held directly by TB Discover A, 13,986,203 Common Shares are held directly by TB Discover II, 5,936,909 Common Shares are held directly by TB Discover II-A and 308,511 Common Shares are held directly by TB Discover Exec II. Thoma Bravo Discover Partners, L.P. (“TB Discover Partners”) is the general partner of each of TB Discover and TB Discover A. Thoma Bravo Discover Partners II, L.P. (“TB Discover Partners II”) is the general partner of each of TB Discover II, TB Discover II-A and TB Discover Exec II. TB UGP is the ultimate general partner of each of TB Discover Partners and TB Discover Partners II. By virtue of the relationships described in this footnote, TB UGP may be deemed to exercise voting and dispositive power with respect to the Common Shares held directly by TB Discover, TB Discover A, TB Discover II, TB Discover II-A and TB Discover Exec II. This Statement shall not be construed as an admission that TB UGP or any other Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

Thoma Bravo UGP, LLC

/s/ Arthur J. Rohde
Name: Arthur J. Rohde
Title: Authorized Signatory

Thoma Bravo Discover Fund, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

/s/ Arthur J. Rohde
Name: Arthur J. Rohde
Title: Authorized Signatory

Thoma Bravo Discover Fund A, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

/s/ Arthur J. Rohde
Name: Arthur J. Rohde
Title: Authorized Signatory

Thoma Bravo Discover Fund II, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

/s/ Arthur J. Rohde
Name: Arthur J. Rohde
Title: Authorized Signatory

Thoma Bravo Discover Fund II-A, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

/s/ Arthur J. Rohde
Name: Arthur J. Rohde
Title: Authorized Signatory

Thoma Bravo Discover Executive Fund II, L.P.

By: Thoma Bravo UGP, LLC
Its: Ultimate General Partner

/s/ Arthur J. Rohde
Name: Arthur J. Rohde
Title: Authorized Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 4, 2022